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                                                                    EXHIBIT 99.2

                                AMENDMENT NO. 1

       TO AMENDED AND RESTATED FRIEDE GOLDMAN 1997 EQUITY INCENTIVE PLAN

   Friede & Goldman International Inc., a Mississippi corporation (the "Company"), hereby amends the Friede Goldman International Inc. Amended and Restated 1997 Equity Incentive Plan (the "Plan").

   1. Paragraph 3(a) of the Plan is hereby amended and restated, in its entirety, as follows:

     (a) The total number of shares of Common Stock reserved and available for issuance under the Plan shall be the greater of 1,150,000 shares or 15% of the total number of shares of Common Stock outstanding (on a fully diluted basis, assuming, if applicable, the conversion of all warrants and convertible securities into Common Stock), as such number of outstanding shares changes from time to time. Notwithstanding the foregoing, the number of shares of Common Stock that may be delivered upon exercise of an incentive stock option shall not exceed 1,150,000 shares of Common Stock under the Plan, subject to adjustment in accordance with Paragraph 14. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. Upon exercise of any Appreciation Rights or the payment of any Phantom Shares, there will be deemed to have been delivered under this Plan for purposes of this Paragraph 3 the number of shares of Common Stock covered by the Appreciation Rights or equal to the Phantom Shares, as applicable, regardless of whether such Appreciation Rights or Phantom Shares were paid in cash or shares of Common Stock. Subject to the provisions of the preceding sentence, any shares of Common Stock which are subject to Option Rights, Appreciation Rights, or Phantom Shares awarded or sold as Restricted Stock that are terminated unexercised, forfeited or surrendered or which expire for any reason will again be available for issuance under this Plan.

   2. Paragraph 4(l) of the Plan is hereby amended and restated to read, in its entirety, as follows:

     (l) Notwithstanding the foregoing, Option Rights may be granted from time to time in substitution for stock options held by employees of other corporations who become Employees as the result of a merger or consolidation of the employing corporation with the Company or any Subsidiary, or the acquisition by the Company or any Subsidiary of the assets of the employing corporation, or the acquisition by the Company or any Subsidiary of stock of the employing corporation as the result of which it becomes a Subsidiary. The terms and conditions of substitute Option Rights granted may vary from the terms and conditions set forth above, to the extent the Committee, at the time of grant, deems it appropriate to conform, in whole or in part, to the provisions of the stock options in substitution for which they are granted.

     No person may receive Option Rights with respect to more than 250,000 shares during any calendar year, except in the case of J. L. Holloway and John Dane III, who may receive 1,000,000 shares, respectively, and John F. Alford and Rick S. Rees, who may receive 500,000 shares, respectively, in the year of the closing of the merger of Halter Marine Group, Inc. with and into the Company.

   3. Defined terms used but not otherwise defined herein shall have the meanings set forth in the Plan.